December 16, 2008
MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Pride International, Inc.

RE:	Response to SEC Staff Comments dated November 6, 2008
     We are responding to comments received from the Staff of the SEC by letter dated November 6, 2008 regarding our annual report on Form 10-K for the year ended December 31, 2007 and our definitive proxy statement filed April 9, 2008. For your convenience, our responses are prefaced by the Staff’s comments in italicized text. We respectfully request that the Staff review our response at its earliest convenience. Please advise us of any further comments as soon as possible.
Form 10-K for Fiscal Year Ended December 31, 2007
Financial Statements, page 49
Notes to Consolidated Financial Statements, page 55
Note 14 – Segment Geographic Information, page 77
1.	We reviewed your response to prior comment 2, and the supplementally provided information used by your chief operating decision maker (CODM). Based on this information, we believe that your reported segment “Offshore Drilling Services” represents an aggregation of several operating segments, as those defined in SFAS 131, par. 10. In this regard, we note that each of “Deepwater”, “Midwater”, “Jackups-U.S.”, “Jackups International” and “Other Offshore” appear to represent separate operating segments. Accordingly, we believe that you should revise the segment information included in the notes to your financial statements to separately report these operating segments. Alternatively, explain to us, in reasonable detail, how you concluded that aggregation of these operating segments into a single reportable segment is appropriate under SFAS 131. As part of your response, explain how you have determined that each of the aggregated segments has similar economic characteristics and meets the criteria of SFAS 131, par. 17 (a) through (e). In connection with this, provide a 5-year trend analysis of the financial measurements used by management to evaluate each operating segment and explain why, if true, you believe the trend information demonstrates that the operating segments have similar economic characteristics. To the extent you are able to demonstrate that it is appropriate to aggregate your operating segments, please note the disclosure requirements of paragraph 26(a) of SFAS 131.

Company Response:

In response to the comment, the Company will present disaggregated segment disclosures based on the asset class of our rigs beginning with our annual report on Form 10-K for the year ending December 31, 2008. We intend to disaggregate our jackup fleet between mat-supported rigs and independent leg rigs as this presentation is consistent with our efforts to spin-off our mat-supported jackup fleet into a separate company, including the hiring of separate management team that reports directly into the CODM. Accordingly, we currently anticipate that our 2008 Form 10-K would include the following reportable segments: Deepwater, Midwater, Independent Leg Jackups, and Mat-Supported Jackups.

               Please contact Brian Voegele or Greg Looser of Pride International, Inc. at (713) 789-1400 or Tull Florey of Baker Botts L.L.P. at (713) 229-1379 with any questions or comments.

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